Steven Katz, President
MAC Worldwide, Inc.
1640 Terrace Way
Walnut Creek, CA 94596

Re:  MAC Worldwide, Inc.'s SB-2

Dear Mr. Katz:

Please accept this letter as confirmation that we agree with the statement below, as it relates to MAC Worldwide, Inc., which is included in the MAC Worldwide, Inc. registration statement on Form SB-2, pre-effective amendment no. 8.

                              CHANGE IN ACCOUNTANTS

      The auditor for the Company until March 1, 2004 was Rogoff & Co., P.C., at which time Rogoff & Co., P.C. resigned. Going forward after March 1, 2004, the Company's auditor is Sherb & Co., LLP. The prior auditor Rogoff & Co., P.C. resigned because they are no longer going to do audit work for public companies. The prior auditor Rogoff & Co., P.C.'s report did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principals. For the years ended December 31, 2003 and 2002, and any subsequent interim period preceding the date of resignation, there were no disagreements with the prior auditors, Rogoff & Co., P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The decision to change accountants was approved by the board of directors.

At no time preceding the new accountant's, Sherb & Co., LLP, engagement on March 1, 2004 did the Company consult with Sherb & Co., LLP regarding the application of accounting principles to any transaction, the type of audit opinion that might be rendered on the financial statements of the Company, nor on any disagreement or reportable event.

Sincerely Yours,


/s/ Rogoff & Co., P.C.